

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

<u>Via E-mail</u>
Jeffrey M. Stafeil
Executive Vice President and Chief Financial Officer
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

      Re: Visteon Corporation
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed February 27, 2012
              File No. 001-15827
              Form 10-Q for Quarterly Period Ended September 30, 2012
              Filed November 1, 2012
              File No. 001-15827

Dear Mr. Stafeil:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Lyn Shenk

                    Lyn Shenk
                    Branch Chief